Exhibit 99.13

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at November 30, 2022 will be published on February 24, 2023.

Highlights for October 2022

At October 31, 2022, that is, for the first seven months of 2022-2023, the budgetary balance within the meaning of the Balanced Budget Act showed a surplus of $2.7 billion. This represents a $695 million increase in the budgetary balance compared to the same time last year.

The result is due to:

  revenues of $81.5 billion;

  expenditures of $77.1 billion;

  deposits of $1.8 billion in the Generations Fund.

According to the data presented in the fall 2022 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $5.2 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).

  This deficit includes $5.4 billion in new initiatives aimed at helping Quebecers cope with the rising cost of living, as well as a provision for economic risks and other support and recovery measures of $1.0 billion.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	October			April to October
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	8 211	8 817	606	59 495	65 140	5 645	9.5
Federal transfers	2 380	2 496	116	16 452	16 370	–82	–0.5
Total revenue	10 591	11 313	722	75 947	81 510	5 563	7.3
Portfolio expenditures(2)	–10 160	–10 766	–606	–67 000	–70 765	–3 765	5.6
Debt service	–736	–1 030	–294	–5 019	–6 293	–1 274	25.4
Total expenditure	–10 896	–11 796	–900	–72 019	–77 058	–5 039	7.0
SURPLUS (DEFICIT)(3)	–305	–483	–178	3 928	4 452	524	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–277	–214	63	–1 963	–1 792	171	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–582	–697	–115	1 965	2 660	695	—

REVENUE

Own-source revenue

At October 31, 2022, own-source revenue totalled $65.1 billion. This represents an increase of $5.6 billion (9.5%) compared to the same period last year.

  Changes in the main economic indicators have a positive effect on own-source revenue compared with the same period last year.

Tax revenue increased by $4.8 billion (10.1%) to $52.3 billion, due to:

  a $1.7-billion increase (7.6%) in personal income tax and a $310-million increase (7.4%) in contributions for health services, mainly due to growth in wages and salaries;

  a $1.3-billion increase (21.8%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $1.5-billion increase (10.2%) in consumption taxes, due to the increase in household consumption, which was supported by the good performance of the labour market and the use of accumulated savings.

Other own-source revenue increased by $650 million (7.0%) to $10.0 billion, due to:

  a $141-million increase (4.5%) in duties and permits, mainly due to higher revenues from Québec’s cap-and-trade system for greenhouse gas emission allowances (CAT system), the effect of which is mitigated by the decrease in mining revenues;

  a $509-million increase (8.2%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services and to the increase in interest income related to tax debts administered by the Agence du revenu du Québec, the effect of which was mitigated by the decrease in investment income of the Generations Fund.

Revenue from government enterprises increased by $217 million (8.0%), to $2.9 billion. This increase is due in part to the increase in the value of electricity exports reported by Hydro-Québec and by a return to normal operations for Loto-Québec, whereas during the same period last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results from April to October 2022.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	October			April to October
	2021	2022	Change	2021-2022	2022-2023	Change Change (%)
Income and property taxes
Personal income tax	3 103	2 754	–349	22 074	23 752	1 678	7.6
Contributions for health services	611	595	–16	4 203	4 513	310	7.4
Corporate taxes	777	1 074	297	5 771	7 031	1 260	21.8
School property tax	92	92	–	622	640	18	2.9
Consumption taxes	1 947	2 454	507	14 817	16 329	1 512	10.2
Tax revenue	6 530	6 969	439	47 487	52 265	4 778	10.1
Duties and permits	385	328	–57	3 105	3 246	141	4.5
Miscellaneous revenue	822	975	153	6 200	6 709	509	8.2
Other own-source revenue	1 207	1 303	96	9 305	9 955	650	7.0
Total own-source revenue excluding revenue from government enterprises	7 737	8 272	535	56 792	62 220	5 428	9.6
Revenue from government enterprises	474	545	71	2 703	2 920	217	8.0
TOTAL	8 211	8 817	606	59 495	65 140	5 645	9.5

Federal transfers

At October 31, 2022, federal transfers totalled $16.4 billion. This represents a decrease of $82 million (0.5%) compared to the same period last year. This change is mainly due to a decrease in revenue from health transfers, partially offset by an increase in equalization revenue.

  Revenue from health transfers decreased by $466 million (9.8%) to $4.3 billion, mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year.

  Equalization revenue increased by $320 million (4.2%) to $8.0 billion. This increase is partially due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada.

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	October			April to October
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 093	1 139	46	7 652	7 972	320	4.2
Health transfers	678	548	–130	4 747	4 281	–466	–9.8
Transfers for post-secondary education and other social programs	135	79	–56	947	825	–122	–12.9
Other programs	474	730	256	3 106	3 292	186	6.0
TOTAL	2 380	2 496	116	16 452	16 370	–82	–0.5

EXPENDITURE

At October 31, 2022, consolidated expenditure totalled $77.1 billion. This represents an increase of $5.0 billion (7.0%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $396 million (1.2%) to $32.6 billion. This increase is primarily due to the indexation of salary scales of staff in health and social services institutions.

Expenditure in the Éducation portfolio increased by $1.0 billion (11.0%) to $10.3 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $364 million (8.8%) to $4.5 billion. This growth is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $1.9 billion (9.4%) to $22.5 billion, due, among other things, to:

  a $600-million increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants to promote access to quality, affordable housing and for the renovation of the low-income housing stock;

  a $316-million increase in expenditure in the Famille portfolio, due in part to the increase in funding under the agreement on national clauses for childcare centres, the tax credit for childcare expenses and the family allowance;

  a $304-million increase in expenditure in the Transports portfolio, due in particular to the $91-million compensation granted to the Caisse de dépôt et placement du Québec for studies related to the Réseau express métropolitain (REM) project in the east end of Montréal, the governance of which is now assumed by the government and the Ville de Montréal, as well as increased spending on road maintenance operations;

  a $294-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, due in part to the increase in grants from the Labour Market Development Fund.

Debt service expenditure increased by $1.3 billion (25.4%) to $6.3 billion. This increase is mainly due to the rise in interest rates.

EXPENDITURE
(unaudited data, millions of dollars)
	October				April to October
	2021	(4)	2022	Change	2021-2022	(4)	2022-2023	Change	Change (%)
Santé et Services sociaux	4 675		4 900	225	32 215		32 611	396	1.2
Éducation	1 620		1 777	157	9 313		10 334	1 021	11.0
Enseignement supérieur	720		766	46	4 868		5 278	410	8.4
Other portfolios(5)	3 145		3 323	178	20 604		22 542	1 938	9.4
Portfolio expenditures	10 160		10 766	606	67 000		70 765	3 765	5.6
Debt service	736		1 030	294	5 019		6 293	1 274	25.4
TOTAL	10 896		11 796	900	72 019		77 058	5 039	7.0

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April to October 2022, net financial requirements amount to $8.2 billion and are due to:

  the $4.5-billion surplus resulting from the difference between government revenue and expenditure;

  the $3.6-billion financial requirements for investments, loans and advances, due in part to an increase in the consolidation value of government enterprises;(6)

  the $2.3-billion financial requirements related to government capital investments, mainly due to investments of $5.0 billion, offset by amortization expenses of $2.7 billion;(6)

  the $1.7-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $3.9 billion, partially offset by the net cost of plans of $2.2 billion;(6)

  the $3.3-billion financial requirements from other accounts(7), resulting in particular from disbursements for expenditures recorded at the end of 2021-2022;

  the $1.8-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to October
	2021-2022	2022-2023
SURPLUS (DEFICIT)(3)	3 928	4 452
Non-budgetary transactions
Investments, loans and advances	–8 897	–3 593
Capital investments	–2 427	–2 259
Retirement plans and other employee future benefits	–1 724	–1 671
Other accounts(7)	–930	–3 349
Deposits in the Generations Fund	–1 963	–1 792
Total non-budgetary transactions	–14 081	–12 664
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–10 153	–8 212

  Change in the budgetary balance in 2022-2023

Results at October 31, 2022, that is, for the first half of the fiscal year, showed a budgetary surplus of $2.7 billion.

According to the data presented in the fall 2022 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $5.2 billion is expected for 2022-2023 before use of the stabilization reserve.

Several factors will have a downward impact on the budgetary balance by March 31, 2023:

  the accelerating pace of monetary policy tightening and rising cost of living lead to a marked deterioration in the economic outlook:

    nominal GDP growth of 10.7% in the period from April to September 2022 will fall to 4.6% for the rest of the year. As a result, revenue growth will slow to 4.7% as of March 31, 2023,

    this situation, combined with the expected acceleration in expenditure growth (7.2% as at March 31, 2023) and deposits of dedicated revenues in the Generations Fund, will have the effect of reducing the budgetary balance by $1.5 billion, new initiatives announced since March 2022 aimed at helping Quebecers cope with the rising cost of living, mainly the implementation of the Anti-Inflation Shield, will contribute to a deterioration of the budgetary balance of $5.4 billion;

  to offset the potential effects of a greater-than-expected economic slowdown, the budgetary deficit includes a provision for economic risks and other support and recovery measures of $1.0 billion.

The use of the stabilization reserve will also make it possible to reduce the budgetary deficit in 2022-2023 to $4.8 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2022-2023
(millions of dollars)
2022-2023
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT OCTOBER 31, 2022	2 660
UPCOMING RESULTS FROM NOVEMBER 2022 TO MARCH 2023
Results excluding new initiatives and provision
Consolidated revenue	63 355
Consolidated expenditure	–63 391
Deposits of dedicated revenues in the Generation Funds	–1 461
Subtotal	–1 497
Initiatives announced since March 2022
Implementing the Anti-Inflation Shield	–5 091
Improving housing affordability	–244
Strengthening security in Montréal	–53
Subtotal	–5 388
Provision for economic risks and other support and recovery measures	–1 000
TOTAL UPCOMING RESULTS	–7 885
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – DECEMBER 2022 UPDATE	–5 225
Use of the stabilization reserve	449
PROJECTED BUDGETARY BALANCE(8) – DECEMBER 2022 UPDATE	–4 776

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
	March 2022			Fall 2022
	budget	(9)	Adjustments	Update	(10)	Change (%)	(11)
REVENUE
Income and property taxes
Personal income tax	41 147		2 081	43 228		5.6
Contributions for health services	7 299		489	7 788		5.2
Corporate taxes	10 882		1 791	12 673		–2.0
School property tax	1 178		–65	1 113		3.4
Consumption taxes	26 706		–152	26 554		8.0
Tax revenue	87 212		4 144	91 356		5.1
Duties and permits	5 171		506	5 677		–6.3
Miscellaneous revenue	11 680		–126	11 554		7.9
Other own-source revenue	16 851		380	17 231		2.8
Total own-source revenue excluding revenue from government enterprises	104 063		4 524	108 587		4.7
Revenue from government enterprises	5 628		1 010	6 638		11.4
Total own-source revenue	109 691		5 534	115 225		5.1
Federal transfers	28 790		818	29 608		1.5
Total revenue	138 481		6 352	144 833		4.3
EXPENDITURE
Santé et Services sociaux	–55 842		–1 645	–57 487		–0.7
Éducation	–19 120		14	–19 106		7.7
Enseignement supérieur	–10 141		–19	–10 160		13.5
Other portfolios(5)	–45 041		–3 488	–48 529		13.5
Portfolio expenditures	–130 144		–5 138	–135 282		6.2
Debt service	–8 842		–1 681	–10 523		21.8
Total expenditure	–138 986		–6 819	–145 805		7.2
Provision for economic risks and other support and recovery measures	–2 500		1 500	–1 000		—
SURPLUS (DEFICIT)(3)	–3 005		1 033	–1 972		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		192	–3 253		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		1 225	–5 225		—
Use of the stabilization reserve	—		449	449		—
BUDGETARY BALANCE(8)	–6 450		1 674	–4 776		—

APPENDIX 2: PORTFOLIO EXPENDITURES

Since 2022-2023, government spending is no longer broken down by mission but rather by portfolio.

The portfolio expenditures presented in the Monthly Report on Financial Transactions correspond to those incurred in the various sectors of government activity. The expenditure level presented also provides another budget management tool, which contributes to the accountability of public decision-makers for their entire departmental portfolio.

In order to ensure comparability between the budget forecasts, the Monthly Report on Financial Transactions and the public accounts, the following table presents the portfolio expenditures after inter-portfolio eliminations have been allocated.

Inter-portfolio eliminations result from the elimination of reciprocal transactions between entities in different portfolios.

Portfolios tied to the delivery of public services are:

  Santé et Services sociaux, which mainly includes expenditure related to the activities of bodies in the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other governmental organizations related to health, such as Héma-Québec;

  Éducation, which mainly includes expenditure related to the activities of pre-school, elementary and secondary educational institutions. This portfolio also includes programs to promote recreational and sports activities as well as programs related to the status of women;

  Enseignement supérieur, which mainly includes expenditure attributable to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance;

  Other portfolios, which include expenditures in all other portfolios, other than the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios. Other portfolios include government funding for the cultural, transportation and childcare sectors, as well as support for individuals, municipalities and businesses.

EXPENDITURES BY DEPARTMENTAL PORTFOLIO AFTER INTER-PORTFOLIO ELIMINATIONS
(unaudited data, millions of dollars)
		April to October 2022
	Expenditures before		Expenditures after
	distribution of	Inter-portfolio	distribution of
	inter-portfolio eliminations	eliminations	inter-portfolio eliminations
Santé et Services sociaux	32 611	–709	31 902
Éducation	10 334	–345	9 989
Enseignement supérieur	5 278	–119	5 159
Other portfolios	22 542	1 173	23 715
TOTAL	70 765	—	70 765

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government’s significant accounting policies can be found on pages 76 to 81 of Volume 1 of Public Accounts 2021-2022. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Portfolio expenditures after inter-portfolio eliminations have been allocated are presented in Appendix 2.
(3)	Balance as defined in the public accounts.
(4)	Certain expenditures were reclassified between portfolios to take into account the transition to the 2022-2023 budgetary structure.
(5)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(6)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(7)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(8)	Budgetary balance within the meaning of the Balanced Budget Act.
(9)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan – March 2022.
(10)	The data in this column is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation – Fall 2022.
(11)	This is the annual change compared to results in 2021-2022.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.